Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
July 4, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING RELEASES VIDEO PRESENTATION ON FINANCING COMPLETION

Baja Mining Corp. (the “Company” or “Baja”) is pleased to provide an updated video news release on the announced financing transaction (refer to press release dated July 2, 2008).

The Company has completed the majority of construction financing for the El Boleo project and is moving forward with groundworks and construction on site on the Baja Peninsula.

Baja is proud to be able to share the developments at El Boleo with current and potential shareholders and provide video and still footage from site as the Company progresses through the construction stage at El Boleo.

The multimedia presentation just released has been created by H2 Orange Media Inc. (www.h2orange.ca), a Vancouver-based multimedia firm offering high definition corporate and promotional materials for the mining industry.

For more information about subscribing to the Baja podcasts, or to view the Company’s latest presentation, please visit www.bajamining.com, and click on “Video News Release”.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statement, such as the timing and ability of updating future podcasts,.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.